SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Third Quarter 2009 Financial Results; dated November 17, 2009

ITEM 1

STARLIMS Announces Third Quarter 2009 Financial Results

Hollywood, Florida – November 17, 2009 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced financial results for the third quarter of fiscal 2009 ended September 30, 2009.

Total revenue for the third quarter of 2009 was $7.7 million, an increase of 49.5% from the $5.1 million reported in the third quarter of 2008. Product revenue for the third quarter of 2009 was $4.7 million, an increase of 60.1% from $3.0 million reported in the same period a year ago. Services revenue for the third quarter of 2009 was $2.9 million, up 35.0% from the $2.2 million reported in the same period a year ago.

Revenue for the first nine months of 2009 was $22.0 million, an increase of 20.3% compared to $18.3 million for the first nine months of 2008. Product revenues for the first nine months of 2009 were $13.1 million, an increase of 15.6% compared to $11.3 million in the first nine months of 2008. Services revenue for the first nine months of 2009 was $8.9 million, an increase of 28.1% compared to $6.9 million for the first nine months of 2008.

“This was a solid quarter for STARLIMS, and we saw ongoing stabilization in business conditions. Our forensic offerings, including our appliance, are gaining traction and expanding our market opportunity. We also had several customers return to expand their licensing agreements having completed initial projects,” said Itschak Friedman, CEO of STARLIMS.

GAAP operating income for the third quarter of 2009 was $1.5 million, or 19.6% of revenue, compared to GAAP operating loss of $79 thousand for the third quarter of 2008. GAAP net income for the third quarter of 2009 was $1.8 million, or $0.21 per diluted share, compared to $39 thousand and breakeven, respectively, in the third quarter of 2008. GAAP operating income for the first nine months of 2009 was $4.2 million or 19% of revenues, compared to $1.7 million or 9.1% of revenues for the first nine months of 2008. GAAP net income for the first nine months of 2009 was $4.8 million, or $0.56 per diluted share, compared to GAAP net income of $2.2 million, or $0.25 per diluted share, for the first nine months of 2008.

Non-GAAP operating income for the third quarter of 2009 was $1.7 million, or 21.7% of revenue, compared to $44 thousand, or 0.9% of revenue, for the third quarter of 2008. Non-GAAP net income for the third quarter of 2009 was $1.9 million, or $0.22 per diluted share, an increase from $0.1 million and $0.01, respectively, in the third quarter of 2008. Non-GAAP operating income for the first nine months of 2009 was $4.7 million or 21.2% of revenues, compared to $2.0 million or 11.2% of revenues for the first nine months of 2008. Non-GAAP net income for the first nine months of 2009 was $5.1 million, or $0.60 per diluted share, compared to non-GAAP net income of $2.5 million, or $0.28 per diluted share, for the first nine months of 2008.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP income from operations and net income for the third quarter and first nine months of fiscal years 2009 and 2008.

Cash, cash equivalents, deposits and marketable securities amounted to $33.1 million on September 30, 2009, compared to $30.8 million on June 30, 2009. The Company generated $1.9 million in cash flow from operations for the third quarter of 2009.

“The strength of our revenues, combined with ongoing operational efficiencies, resulted in continued strong operating margins for the third quarter. We believe we can expand Non-GAAP operating margins for the full year to the high teens as a percentage of revenue,” said Chaim Friedman, chief financial officer of STARLIMS. “Given the strength in our revenue year to date, we expect to significantly outgrow our market and return to double digit top line growth for the full year.”

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of its third quarter fiscal year 2009 financial results conference call on Tuesday, November 17, 2009 at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s website at http://www.starlims.com. Those interested in participating in the call and the question and answer session should dial 480-629-9722, or if calling from Israel should dial 1-809-34-4019.

The webcast will be archived for a limited time on the STARLIMS Technologies Investor Relations page of the company’s website at http://www.starlims.com starting at 11:00 a.m. Eastern Time (18:00 Israeli Time) on Tuesday, November 17, 2009.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	September 30,
	2008	2009
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	21,942	16,784
Short-term deposits	1,191	1,220
Restricted short-term deposits	338	37
Marketable securities	5,686	13,208
Accounts receivable (net of allowance
for doubtful accounts of $238 and $236, respectively)	10,341	11,527
Other current assets	2,891	2,874

Total current assets	42,389	45,650

Long-Term Assets
Marketable securities - held-to-maturity	1,608	1,802
Other long-term assets	949	725
Fixed assets, net	1,416	1,288
Goodwill	2,227	2,264
Other intangible assets, net	213	142

Total long-term assets	6,413	6,221

Total assets	48,802	51,871

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	934	647
Deferred revenues	2,876	3,848
Other current liabilities and accrued expenses	2,228	2,648

Total current liabilities	6,038	7,143

Long-Term Liabilities
Long-term deferred revenues	251	65
Accrued severance pay	19	48
Deferred taxes	483	136

Total long-term liabilities	753	249

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 9,997,919 and 10,019,169 shares,
respectively ; outstanding 8,407,742 and 8,437,492 shares, respectively	3,152	3,157
Additional paid-in capital	31,355	31,788
Accumulated other comprehensive income	(27)	(92)
Retained earnings	12,198	14,238
Treasury stock, at cost - 1,590,177 and 1,581,677 ordinary shares, respectively	(4,667)	(4,612)

Total shareholders' equity	42,011	44,479

Total liabilities and shareholders' equity	48,802	51,871

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Revenues
Software licensing	$7,566	$8,442	$1,518	$3,129
Maintenance	3,768	4,655	1,445	1,614

Total product revenues	11,334	13,097	2,963	4,743
Services	6,917	8,859	2,173	2,933

Total revenues	18,251	21,956	5,136	7,676

Cost of revenues
Cost of products	291	127	79	29
Cost of services	6,689	7,219	2,237	2,450

Total cost of revenues	6,980	7,346	2,316	2,479

Gross profit	11,271	14,610	2,820	5,197

Operating expenses
Research and development	2,590	2,846	901	1,031
Selling and marketing	4,494	4,775	1,215	1,687
General and administrative	2,519	2,811	783	975

Total operating expenses	9,603	10,432	2,899	3,693

Operating income (loss)	1,668	4,178	(79)	1,504

Financial income, net	988	1,632	122	649

Income before income taxes	2,656	5,810	43	2,153

Income tax expense	452	992	4	330

Net income	$2,204	$4,818	$39	$1,823

Basic earnings per share	$0.25	$0.57	$0.00	$0.22

Weighted average number of ordinary shares used in
computing basic earnings per share	8,654,746	8,424,835	8,540,744	8,436,888

Diluted earnings per share	$0.25	$0.56	$0.00	$0.21

Weighted average number of ordinary shares used in
computing diluted earnings per share	8,731,612	8,602,225	8,643,104	8,638,531

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

Revenues
Software licensing	$7,566	$8,442	$1,518	$3,129
Maintenance	3,768	4,655	1,445	1,614

Total product revenues	11,334	13,097	2,963	4,743
Services	6,917	8,859	2,173	2,933

Total revenues	18,251	21,956	5,136	7,676

Cost of revenues
Cost of products	291	127	79	29
Cost of services	6,582	7,109	2,201	2,413

Total cost of revenues	6,873	7,236	2,280	2,442

Gross profit	11,378	14,720	2,856	5,234

Operating expenses
Research and development	2,550	2,787	887	1,012
Selling and marketing	4,311	4,550	1,157	1,613
General and administrative	2,469	2,722	768	947

Total operating expenses	9,330	10,059	2,812	3,572

Operating income	2,048	4,661	44	1,662

Financial income, net	988	1,632	122	649

Income before income taxes	3,036	6,293	166	2,311

Income tax expense	581	1,152	46	382

Net income	$2,455	$5,141	$120	$1,929

Basic earnings per share	$0.28	$0.61	$0.01	$0.23

Weighted average number of ordinary shares used in
computing basic earnings per share	8,654,746	8,424,835	8,540,744	8,436,888

Diluted earnings per share	$0.28	$0.60	$0.01	$0.22

Weighted average number of ordinary shares used in
computing diluted earnings per share	8,731,612	8,602,225	8,643,104	8,638,531

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENT OF INCOME
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

GAAP total Cost of revenues	6,980	7,346	2,316	2,479
Stock based compensation expenses	(107)	(110)	(36)	(37)

NON-GAAP total cost of revenues	6,873	7,236	2,280	2,442

GAAP Research and Development expenses	2,590	2,846	901	1,031
Stock based compensation expenses	(40)	(59)	(14)	(19)

NON-GAAP Research and Development expenses	2,550	2,787	887	1,012

GAAP Selling and marketing expenses	4,494	4,775	1,215	1,687
Stock based compensation expenses	(183)	(225)	(58)	(74)

NON-GAAP Selling and marketing expenses	4,311	4,550	1,157	1,613

GAAP General and administrative expenses	2,519	2,811	783	975
Stock based compensation expenses	(20)	(18)	(7)	(6)
Amortization of purchased intangible assets	(30)	(71)	(8)	(22)

NON-GAAP General and administrative expenses	2,469	2,722	768	947

GAAP total tax expenses	452	992	4	330
Stock based compensation expenses	129	160	42	52

NON-GAAP total tax expenses	581	1,152	46	382

STARLIMS TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2009	2008	2009

CASH FLOWS - OPERATING ACTIVITIES
Net income	$2,204	$4,818	$39	$1,823

Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	419	408	137	136
Stock-based compensation	349	411	113	135
Loses (gains) related to marketable securities	(157)	(1,065)	77	(379)
Increase in accrued severance pay	26	29	16	16
Deferred income taxes	(362)	(105)	(164)	(78)
Capital loss from sales of fixed assets	2	-	2	-
The effect of exchange rate changes	(149)	(103)	23	19
Changes in assets and liabilities:
Decrease (increase) in trade receivables	155	(1,181)	1,551	(874)
Increase (decrease) in allowance for doubtful accounts	16	(2)	(27)	20
Decrease (increase) in other current assets	(608)	197	(588)	458
Increase (decrease) in trade accounts payable	305	32	(135)	211
Increase (decrease) in deferred revenues	657	786	(164)	348
Increase (decrease) in other current liabilities	(2,075)	(29)	(94)	111

Net cash provided by operating activities	782	4,196	786	1,946

CASH FLOWS - INVESTING ACTIVITIES
Investments in marketable securities	(587)	(9,185)	(414)	(1,189)
Proceeds from sale of marketable securities	592	2,534	-	402
Investment in held-to-maturity marketable securities	(428)	-	-	-
Investments in deposits, net	41	269	(3)	(2)
Loans to employees, net	(122)	106	(52)	(26)
Purchase of fixed assets	(283)	(190)	(40)	(97)
Proceeds from sale of fixed assets	11	-	11	-
Acquisition of subsidiaries, net of cash acquired, and business operation	(918)	(251)	-	-
Purchase of other intangible assets	(50)	(25)	(25)	-

Net cash used in investing activities	(1,744)	(6,742)	(523)	(912)

CASH FLOWS - FINANCING ACTIVITIES
Purchase of treasury stocks by the Company	(1,549)	-	(241)	-
Proceeds from issuing of shares against exercise of options	8	51	-	-

Proceeds from sale of treasury stock against exercise of options	15	31	15	18
Dividends paid	(2,918)	(2,681)	-	-

Net cash provided by (used in) financing activities	(4,444)	(2,599)	(226)	18

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(66)	(13)	(18)	53

Increase (decrease) in cash and cash equivalents	(5,472)	(5,158)	19	1,105

Cash and cash equivalents at the beginning of the period	31,704	21,942	26,213	15,679

Cash and cash equivalents at the end of the period	$26,232	$16,784	$26,232	$16,784

NOTE 1 - SEGMENTAL DISCLOSURE

        Revenues by geographical areas

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

North America	$13,340	$14,472	$3,748	$4,498
Latin America	751	539	230	211
Europe	2,392	3,560	760	870
Asia	1,635	3,272	365	2,068
Israel	133	113	33	29

	$18,251	$21,956	$5,136	$7,676

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: November 17, 2009